SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 4, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Avecia announces new Board appointments

A N N O U N C E M E N T

3rd October 2005

Avecia announces new Board appointments

Manchester, England: Avecia today announced the appointment of Adrian Buckmaster as Chief Executive Officer of Avecia. Mr Buckmaster takes over this role from Jeremy Scudamore who remains as Chairman of the Company.

Duncan McLellan, currently Financial Controller of Avecia, is appointed to the Board as Chief Financial Officer (CFO). Former CFO, Derrick Nicholson, remains a Director of Avecia with responsibility for special projects.

Kevin Cox, currently Vice President of Avecia Biotechnology also joins the Avecia Board with immediate effect.

For further information contact:

Andrew Smalley
Public Affairs Manager
Tel: +44 (0)161 721 2441
Mobile: +44 (0)7802 773604

Notes to editors:

About Avecia

Avecia is a privately-owned specialty chemical company with locations in the UK, USA and Canada. It operates in two divisions (Biotechnology and Chemicals) where it holds leading positions in biopharmaceutical process development and manufacture, pharmaceutical intermediates and actives manufacture, ink jet printing colorant technologies and electrophotographic applications. Avecia also operates a 50:50 joint venture Toner Resins business with Mitsui Chemicals. See: www.avecia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 4, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director